Exhibit 99.1

BALLARD POWER SYSTEMS INC.
Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)

	September 30, 2006	December 31, 2005

	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$78,042	$148,919
Short-term investments	130,188	84,114
Accounts receivable	10,307	14,666
Inventories	16,377	13,847
Prepaid expenses and other current assets	1,774	1,409

	236,688	262,955
Property, plant and equipment	56,714	60,045
Intangible assets	26,958	37,588
Goodwill	155,324	155,324
Investments	2,991	8,852
Other long-term assets	34	110

	$478,709	$524,874

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$20,401	$24,655
Deferred revenue	3,579	811
Accrued warranty liabilities	11,177	16,451

	35,157	41,917
Long-term liabilities	10,824	10,142

	45,981	52,059
Shareholders’ equity:
Share capital (note 4)	1,169,778	1,161,281
Contributed surplus	65,822	62,017
Accumulated deficit	(802,636)	(750,247)
Cumulative translation adjustment	(236)	(236)

	432,728	472,815

	$478,709	$524,874

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Ed Kilroy”	“Ian Bourne”
Director	Director

BALLARD POWER SYSTEMS INC.
Consolidated Statements of Operations and Accumulated Deficit
Unaudited (Expressed in thousands of U.S. dollars, except per share amounts)

	Three months ended September 30		Nine months ended September 30

	2006	2005	2006	2005

Revenues:
Product & service revenue	$8,922	$7,631	$27,994	$27,570
Engineering development revenue	5,135	8,496	13,691	8,496

Total revenues	14,057	16,127	41,685	36,066
Cost of revenues and expenses:
Cost of product & service revenues	5,277	6,063	16,791	24,998
Research and product development	16,735	19,551	47,211	59,086
General and administrative	3,328	4,032	10,660	13,003
Marketing and business development	2,062	1,952	6,319	6,096
Depreciation and amortization	5,264	6,862	15,987	20,667

Total cost of revenues and expenses	32,666	38,460	96,968	123,850

Loss before undernoted	(18,609)	(22,333)	(55,283)	(87,784)
Investment and other income	2,724	3,848	8,975	8,981
Loss on disposal and write-down of long-lived assets	—	(7,405)	(1,468)	(7,717)
Gain on assets held for sale	—	17,781	—	17,781
Equity in loss of associated companies	(2,223)	(735)	(5,998)	(1,958)

Loss before income taxes	(18,108)	(8,844)	(53,774)	(70,697)
Income taxes (recovery)	(251)	49	(1,385)	140

Net loss for period	(17,857)	(8,893)	(52,389)	(70,837)
Accumulated deficit, beginning of period	(784,779)	(725,208)	(750,247)	(663,264)

Accumulated deficit, end of period	$(802,636)	$(734,101)	$(802,636)	$(734,101)

Basic and diluted loss per share	$(0.16)	$(0.07)	$(0.46)	$(0.58)

Weighted average number of common shares outstanding	113,288,674	119,778,719	113,113,769	122,052,102

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Consolidated Statements of Cash Flows
Unaudited (Expressed in thousands of U.S. dollars)

	Three months ended September 30		Nine months ended September 30

	2006	2005	2006	2005

Cash provided by (used for):
Operating activities:
Net loss for period	$(17,857)	$(8,893)	$(52,389)	$(70,837)
Items not affecting cash:
Compensatory shares	2,316	2,478	6,194	5,780
Depreciation and amortization	6,013	7,580	18,238	23,108
Gain on forward foreign exchange contract	—	(830)	—	(830)
Loss on sale & write-down of long-lived assets	—	7,405	1,468	7,717
Gain on assets held for sale	—	(17,781)	—	(17,781)
Equity in loss of associated companies	2,223	735	5,998	1,958
Other	(82)	(81)	(247)	(246)

	(7,387)	(9,387)	(20,738)	(51,131)

Changes in non-cash working capital:
Accounts receivable	307	(9,954)	4,359	(6,274)
Inventories	(928)	(358)	(2,530)	(4,063)
Prepaid expenses and other current assets	(358)	(316)	(365)	67
Accounts payable and accrued liabilities	(9)	1,683	(4,089)	(2,776)
Deferred revenue	1,655	1,140	3,015	(298)
Accrued warranty liabilities	(1,612)	(2,363)	(5,274)	(8,415)
Net current assets & liabilities held for sale	—	(2,843)	—	(1,221)

	(945)	(13,011)	(4,884)	(22,980)

Cash used by operations	(8,332)	(22,398)	(25,622)	(74,111)

Investing activities:
Net increase (decrease) in short-term investments	(4,034)	64,975	(46,074)	(28,377)
Additions to property, plant and equipment	(2,243)	(2,010)	(5,191)	(3,454)
Proceeds on sale of long-lived assets (note 2)	—	47	3,366	248
Investments made (note 2)	(194)	(5,808)	(4,057)	(5,845)
Disposition of assets held for sale	—	(4,287)	—	(5,247)
Other long-term assets	(34)	(110)	76	(111)
Long-term liabilities	41	73	682	164

	(6,464)	52,880	(51,198)	(42,622)

Financing activities:
Net proceeds on issuance of share capital	5,909	5,781	5,943	50,668
Other	—	1,223	—	1,223

	5,909	7,004	5,943	51,891

Increase (decrease) in cash and cash equivalents	(8,887)	37,486	(70,877)	(64,842)
Cash and cash equivalents, beginning of period	86,929	86,420	148,919	188,748

Cash and cash equivalents, end of period	$78,042	$123,906	$78,042	$123,906

Supplemental disclosure of cash flow information (note 5)
See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Unaudited (Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

1.	Basis of presentation:

The accompanying financial information reflects the same accounting policies and methods of application as the Corporation’s Consolidated Financial Statements and Auditors’ Report for the year ended December 31, 2005. The accompanying financial information does not include all disclosure required under Canadian generally accepted accounting principles (“GAAP”) because certain information included in the Corporation’s Consolidated Financial Statements for the year ended December 31, 2005 has not been included in this report. These consolidated financial statements are unaudited but reflect all adjustments required for the fair presentation in accordance with GAAP and should be read in conjunction with the Consolidated Financial Statements and Auditors’ Report for the year ended December 31, 2005.

Certain comparative figures have been reclassified to conform to the basis of presentation adopted in the current year.

2.	Investments:

During the nine months ended September 30, 2006, the Corporation made an additional investment of $8,511,000 (2005 - $5,776,000) in EBARA BALLARD Corporation representing the Corporation’s proportionate share of financing by EBARA BALLARD shareholders.  For the nine months ended September 30, 2006, recorded as a reduction in the investment in EBARA BALLARD was the receipt of $5,254,000, respectively, for the grant of a license to certain intellectual property and manufacturing rights, a related party transaction.  For the three and nine months ended September 30, 2006, $2,223,000 (2005 - $735,000) and $5,998,000 (2005 - $1,958,000) respectively, were recorded as the Corporation’s proportionate share of EBARA BALLARD’s equity loss.

The Corporation also made an additional investment of $804,000 (2005 - $69,000) in Chrysalix Energy Limited Partnership.

In May 2006, the Corporation disposed of its investment in QuestAir Technologies Inc. for proceeds of $3,302,000, resulting in the recognition of a loss of $618,000 included in loss on disposal and write-down of long-lived assets.

3.	Employee future benefits:

The Corporation maintains two defined benefit pension plans.  The benefits under the pension plans are based on years of service and salary levels.  Certain employees are also eligible for post-retirement healthcare, life insurance and other benefits.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Unaudited (Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

3.	Employee future benefits (continued):

The defined benefit expense of the Corporation’s employee future benefit plans, in aggregate, is as follows:

	Three months ended September 30		Nine months ended September 30

	2006	2005	2006	2005

Pension plans	$188	$341	$686	$1,034
Other benefit plans	154	118	514	353

	$342	$459	$1,200	$1,387

4.	Share capital:

During the three and nine month periods ended September 30, 2006, the Corporation issued 1,022,549 common shares for proceeds of $5,850,000.

During the three and nine month periods ended September 30, 2006, compensation expense of $798,000 (2005 - $989,000) and $2,507,000 (2005 - $2,906,000) respectively, was recorded in net loss as a result of fair value accounting for share options.

During the three and nine month periods ended September 30, 2006, options to acquire 8,750 (2005 - nil) and 1,318,000 (2005 - 779,250) common shares, respectively, were granted with a fair value of $3.29 per share (2005 - nil) and $3.87 per share (2005 - $3.95) and vesting periods of three years (2005 - three years).  The fair value of options issued during the period was determined using the Black-Scholes valuation model under the following assumptions:

	Three months ended September 30		Nine months ended September 30

	2006	2005	2006	2005

Expected life	7 years	—	7 years	7 years
Expected dividends	Nil	—	Nil	Nil
Expected volatility	60%	—	59%	60%
Risk-free interest rate	4%	—	4%	4%

Pro-forma disclosure is required to reflect the impact on the Corporation if it had elected to adopt the fair value method of accounting from inception of the standard, being January 1, 2002.  As at December 31, 2005, all stock options granted prior to December 31, 2002 had been fully vested; therefore, no pro forma information is required for the three and nine months ended September 30, 2006.  For 2005, if computed fair values of the options had been amortized to expense over their vesting periods, the net loss and net loss per share would have been:

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Unaudited (Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

4.	Share capital (continued):

	Three months ended September 30, 2005	Nine months ended September 30, 2005

Net loss	$8,893	$70,837
Compensation charge related to options granted	45	6,176

Pro-forma net loss	$8,938	$77,013

Pro-forma basic and diluted loss per share	$0.07	$0.63

The following table summarizes information about the Corporation’s share options outstanding as at September 30, 2006:

	Options outstanding		Weighted average exercise price	Options exercisable

Range of exercise price	Number outstanding	Weighted average remain- ing contractual life (years)		Number exercisable	Weighted average exercise price

$ 6.10 – $ 10.00	2,083,880	8.8	$6.74	119,193	$10.16
10.41 – 16.41	856,913	6.8	12.87	477,808	13.16
22.19 – 34.07	1,261,001	4.9	25.86	1,261,001	26.01
35.42 – 47.75	714,501	4.0	38.63	714,501	38.63
59.18 – 79.35	578,775	4.4	64.07	578,775	64.07
103.56 – 172.15	505,900	3.5	166.56	505,900	166.56

	6,000,970	6.3	$34.43	3,657,178	$51.74

5.	Supplemental disclosure of cash flow information:

	Three months ended September 30		Nine months ended September 30

	2006	2005	2006	2005

Income taxes paid	$—	$—	$—	$145
Non-cash financing and investing activities
Compensatory shares	$—	$—	$2,223	$2,510
Accrued disposition costs	—	3,982	—	3,022
Proceeds receivable gross of cash from disposition of assets held for sale	—	29,797	—	29,797
Shares cancelled from disposition of assets held for sale	—	73,800	—	73,800
Shares cancelled upon release of related party from certain future obligations	—	12,500	—	12,500

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Unaudited (Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

6.	Segmented financial information:

The Corporation’s business operates in three market segments:  Automotive, Power Generation and Material Products. The Corporation designs, develops, manufactures, sells and services PEM fuel cell products and electric drive systems for the Automotive market segment. The Corporation designs, develops manufactures, sells and services PEM fuel cell products and power electronics for the Power Generation market segment.  The Corporation’s Material Products segment designs, develops manufactures and sells carbon fiber products primarily to automotive manufacturers for automotive transmissions and gas diffusion layer materials for the PEM fuel cell industry.

Segment revenues and segment income (loss) represent the primary financial measures used by senior management in assessing performance and allocating resources, and include the revenues, cost of product revenues and expenses for which segment managers are held accountable.  Segment expenses include research and product development costs directly related to individual segments.  Costs associated with shared services and other shared costs are allocated based on headcount and square footage.  Corporate amounts include expenses for research and product development, marketing and general and administrative, which apply generally across all segments and are reviewed separately by the Corporation.  A significant portion of the Corporation’s production, testing and lab equipment, and facilities, as well as intellectual property and goodwill, are common across the segments.  Therefore, the Corporation does not classify asset information on a segmented basis.  Instead, performance assessments of these assets and related resource allocations are done on a portfolio basis.  No change in segment definition has been made in the quarter.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Unaudited (Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

6.	Segmented financial information (continued):

	Three months ended September 30		Six months ended September 30

	2006	2005	2006	2005

Revenues
Automotive	$7,330	$11,686	$21,775	$23,535
Power Generation	4,121	1,767	11,329	4,127
Material Products	2,606	2,674	8,581	8,404

	$14,057	$16,127	$41,685	$36,066

Segment income (loss) for period(1)
Automotive	$(1,199)	$1,897	$(2,245)	$(12,451)
Power Generation	727	(862)	2,041	(2,666)
Material Products	(264)	(344)	(335)	(1,196)

Total	(736)	691	(539)	(16,313)
Corporate amounts
Research and product development	(7,219)	(10,178)	(21,778)	(31,705)
General and administrative	(3,328)	(4,032)	(10,660)	(13,003)
Marketing and business development	(2,062)	(1,952)	(6,319)	(6,096)
Depreciation and amortization	(5,264)	(6,862)	(15,987)	(20,667)
Investment and other income	2,724	3,848	8,975	8,981
Loss on sale and write-down of long-lived assets	—	(7,405)	(1,468)	(7,717)
Gain of assets held for sale	—	17,781	—	17,781
Equity in loss of associated companies	(2,223)	(735)	(5,998)	(1,958)

Loss before income taxes	$(18,108)	$(8,844)	$(53,774)	$(70,697)

(1)	Research and product development costs directly related to segments are included in segment income (loss) for the period.

BASIS OF PRESENTATION

This discussion and analysis covers our interim consolidated financial statements for the three and nine month periods ended September 30, 2006.  As well, it provides an update to our “Management’s Discussion and Analysis” for the year ended December 31, 2005. The information below should be read in conjunction with the Consolidated Financial Statements and Auditors’ Report for the year ended December 31, 2005. The Corporation’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The effect of significant differences between Canadian and U.S. GAAP has been disclosed in note 19 to the consolidated financial statements for the year ended December 31, 2005. Unless the context otherwise requires, all references to “Ballard”, “we”, “us” and “our” refer to Ballard Power Systems Inc. and its subsidiaries.  This discussion and analysis is dated October 13, 2006.

All amounts in this report are in U.S. dollars, unless otherwise stated.

FINANCIAL OVERVIEW

THREE MONTHS ENDED SEPTEMBER 30, 2006

Our revenues for the three months ended September 30, 2006 were $14.1 million, compared to $16.1 million for the same period in 2005.  During the third quarter of 2006, product and service revenues increased $1.3 million, or 17%, and engineering development revenue decreased $3.4 million, or 40%, compared to the same quarter last year.  Product and service revenue totaled $8.9 million for the current quarter, with product revenues of $5.1 million and service revenues of $3.8 million, compared to product revenues of $5.7 million and service revenues of $1.9 million in the third quarter of 2005.  The service revenue increase of $1.9 million was primarily driven by our contract to provide field service for fuel cell powered buses in Europe and non-recurring engineering activities for Power Generation customers.  Although overall product revenues for the quarter declined 10%, normalizing for discontinued products (automotive systems and electronic power converters), our product sales this quarter, compared to the same quarter last year, were up $0.6 million, or 10%, driven by higher stack sales in the automotive, residential cogeneration and forklift markets.  The decrease in engineering development revenue for the quarter was anticipated and resulted from timing of work performed and the timing of achievement of the milestones under the next generation automotive fuel cell and electric drive development programs.

Our net loss for the three months ended September 30, 2006 was $17.9 million, or ($0.16) per share, compared with a net loss of $8.9 million, or ($0.07) per share for the same period in 2005.  Our higher net loss quarter over quarter primarily resulted from a third quarter 2005 gain on assets held for sale of $17.8 million due to the sale of Ballard Power Systems AG (“BPSAG”), partially offset by a $7.4 million loss on disposal and write-down of long lived assets related to electronic power converter assets.  Normalized net loss (see Non-GAAP measures on page 15) for the three months ended September 30, 2006 was $17.7 million, or ($0.16) per share, compared with a normalized net loss of $21.5 million, or ($0.18) per share for the same period in 2005.

	Three months ended September 30
(Expressed in thousands of U.S. dollars) Normalized Net Loss
	2006	2005

Reported net loss	$(17,857)	$(8,893)
Foreign exchange (gains) losses	121	(2,248)
Loss on disposal and write-down of long-lived assets	—	7,405
Gain on assets held for sale	—	(17,781)

Normalized net loss	$(17,736)	$(21,517)

Normalized net loss per share	$(0.16)	$(0.18)

The improvement in normalized net loss was driven by higher product and service margins of $2.1 million, and a $5.0 million decline in operating expenses and depreciation and amortization, offset by a $3.4 million decrease in engineering development revenues.  Our improved margins reflect increased service revenues.  The decrease in operating expenses for the third quarter of 2006 compared to 2005 was due to our sale of BPSAG in 2005, which accounted for $5.3 million of the reduction, along with cost reduction initiatives that were implemented in late 2005, partially offset by increases in research and development expenditures.

Operating cash consumption (see Non-GAAP Measures on page 15) for the three months ended September 30, 2006 was $10.6 million, a decrease of 57%, compared to $24.4 million in 2005.  The decrease in operating cash consumption was driven by lower working capital requirements and lower net losses (excluding non-cash items).

NINE MONTHS ENDED SEPTEMBER 30, 2006

Our revenues for the nine months ended September 30, 2006 were $41.7 million, compared to $36.1 million for the same period in 2005.  During the first nine months of 2006, engineering development revenue increased $5.2 million, or 61%, and product and service revenues increased $0.4 million, or 2%, compared to the same period last year.  The year to date increase in engineering development revenue related to the increase in activity this year in our next generation automotive and residential cogeneration fuel cell programs and resulted from work performed and achievement of the milestones under these development programs.  Product and service revenues increased due to an increase in service revenue of $5.8 million, mainly driven by our contract to provide field service for fuel cell powered buses in Europe and non-recurring engineering activities for Power Generation customers, along with an increase in fuel cell shipments to automotive, forklift and residential cogeneration customers.  Partially offsetting the overall increase in product and service revenues for the nine months ended September 30, 2006 was the 2005 sale of BPSAG, which contributed $6.1 million of automotive systems product revenues in the nine months ended September 30, 2005.  Normalizing for discontinued products (automotive systems and electronic power converters), our product sales for the nine months ended September 30, 2006, compared to the same period last year, were up $2.1 million, or 9%.

Our net loss for the nine months ended September 30, 2006 was $52.4 million, or ($0.46) per share, compared with a net loss of $70.8 million, or ($0.58) per share for the same period in 2005.  The net loss for 2005 was impacted by a $17.8 million gain on assets held for sale partly offset by losses on disposal and write-down of long-lived assets of $7.7 million.  Normalized net loss (see Non-GAAP measures) for the nine months ended September 30, 2006 was $52.4 million, or ($0.46) per share, compared with a normalized net loss of $84.5 million, or ($0.69) per share for the same period in 2005.

	Nine months ended September 30
(Expressed in thousands of U.S. dollars) Normalized Net Loss
	2006	2005

Reported net loss	$(52,389)	$(70,837)
Foreign exchange (gains) losses	(1,482)	(3,601)
Loss on disposal and write-down of long-lived assets	1,468	7,717
Gain on assets held for sale	—	(17,781)

Normalized net loss	$(52,403)	$(84,502)

Normalized net loss per share	$(0.46)	$(0.69)

The primary reasons for the lower loss in 2006 are a $5.2 million increase in engineering development revenues, an $8.6 million improvement in product and service margins and an $18.7 million decline in operating expenses and depreciation and amortization.  Our improved margins reflect increased service revenues and improved margins on our Automotive, Material Products and residential cogeneration fuel cell product sales.  Operating expenses were reduced year over year by the sale of BPSAG, which incurred $18.7 million of operating expenses in 2005, and cost reduction initiatives that were implemented in late 2005, partially offset by increases in our research and development expenditures.

Operating cash consumption (see Non-GAAP Measures) for the nine months ended September 30, 2006 was $30.8 million compared to $77.6 million for the same period in 2005, a decrease of 60%.  Reduced operating expenses, improved product margins and higher engineering development revenues plus lower outflows for working capital were partially offset by slightly higher capital spending year over year.

SIGNIFICANT DEVELOPMENTS

POWER GENERATION

Subsequent to the quarter, Ballard announced a follow-on supply agreement with General Hydrogen for 2,900 Mark9 SSL™ fuel cells.  These fuel cells are for integration into General Hydrogen’s products that are being sold to customers converting from conventional lead-acid batteries in their materials handling fleets. Under the agreement, Ballard expects to ship fuel cells ranging in size from 4 to 20 kilowatts, with roughly one-quarter of these units to ship in 2007, and the balance to ship in 2008.

AUTOMOTIVE

In January 2006, we signed an $8.3 million contract to service 27 Ballard fuel cell-powered Mercedes-Benz Citaro buses that will run on European roads this year as a one-year extension to the CUTE (Clean Urban Transport for Europe) / ECTOS (Ecological City Transport System) Project, the two-year fuel cell bus demonstration project that began in late 2003.  We have recorded $5.7 million in service revenue associated with this contract through September 30, 2006.

MATERIAL PRODUCTS

During the first quarter of 2006, we were awarded a four-year extension of a contract for the supply of carbon friction material for automatic transmissions, valued at approximately $40 million.

CORPORATE

During the second quarter of 2006, as part of our sharpening focus on our core fuel cell stack business, we disposed of our investment in QuestAir Technologies Inc. (“QuestAir”) for proceeds of $3.3 million, resulting in a loss on disposal of $0.6 million.

As part of the agreement signed with EBARA Corporation (“EBARA”) in 2005, we issued 1,022,549 common shares during the third quarter of 2006 to EBARA for proceeds of $5.85 million.

Consistent with our strategy to focus on our core fuel cell stack business, and our continued attention on improving financial performance, Ballard is evaluating strategic options with regard to its electric drive business in Dearborn, Michigan.  The options being considered include divesting or restructuring to address the limited revenue potential of this business and its high operating cash consumption.  Although no decision has been made to date, some options, if implemented, could result in a material non-cash write-down of goodwill.

CRITICAL ACCOUNTING ESTIMATES

Our consolidated financial statements are prepared in accordance with Canadian GAAP, which require us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements. We have identified the policies below as critical to our business operations and an understanding of our results of operations.  The application of these and other accounting policies are described in note 1 to our 2005 annual consolidated financial statements and did not change in the three and nine month periods ended September 30, 2006.  Our preparation of these financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the statements, and the reported amounts of revenue and expenses during the reporting period.  There can be no assurance that actual results will not differ from those estimates.

REVENUE RECOGNITION

We earn revenues under certain contracts to provide engineering development and other services. These contracts provide for the payment for services based on our achieving defined milestones or on the completion of work under our product development programs. Revenues are recognized under these contracts based on assessments of progress achieved against these milestones or on the percentage of completion method of accounting. There is a risk that a customer may ultimately disagree with our assessment of the progress achieved against milestones or that our estimates of the percentage of work completed could change. Should this occur, the revenues recognized in the period might require adjustment in a subsequent period.

Under the terms of certain other contracts, we also earn service revenue, which are recognized based on the percentage of work completed. There is a risk that estimated costs to complete a contract might change, which may result in an adjustment to previously recognized revenues.

During the three and nine month periods ended September 30, 2006 and 2005, there were no material adjustments to engineering development or service revenues recognized in a prior period.

WARRANTY PROVISION

A provision for warranty costs is recorded on product sales at the time of shipment. In establishing the accrued warranty liability, we estimate the likelihood that products sold will experience warranty claims and the estimated cost to resolve claims received. In making such determinations, we use estimates based on the nature of the contract and past and projected experience with the products. Should these estimates prove to be incorrect, we may incur costs different from those provided for in our warranty provisions.

We review our warranty provision quarterly and make adjustments to our assumptions based on the latest information available at the time and to reflect the expiry of contractual obligations. Adjustments to our warranty provision are recorded in cost of revenues. As a result of these reviews and the resulting adjustments, our warranty provision and cost of revenues for the three months ended September 30, 2006 and 2005 were reduced by a net amount of $1.2 million and $4.3 million, respectively, and for the nine months ended September 30, 2006 and 2005 were reduced by a net amount of $4.7 million and $10.0 million, respectively.  The majority of our warranty provision is for automotive fuel cell products and the adjustments are driven by contractual expirations and changes in assumptions for operating hours, reliability and expected lifetime.

INVENTORY PROVISION

In establishing the appropriate provision for inventory obsolescence, we estimate the likelihood that inventory carrying values will be affected by changes in market demand for our products and by changes in technology or design which could make inventory on hand obsolete. We perform regular reviews to assess the impact of changes in technology and design, sales trends and other changes on the carrying value of inventory. Where we determine that such changes have occurred and will have a negative impact on the value of inventory on hand, appropriate provisions are made. Unforeseen changes in these factors could result in additional inventory provisions being required. During the three months ended September 30, 2006 and 2005, inventory provisions of $0.3 million and $0.8 million, respectively, were recorded as a charge to cost of product and service revenues.  During the nine months ended September 30, 2006 and 2005, inventory provisions of $0.4 million and $1.1 million, respectively, were recorded as a charge to cost of product and service revenues.  In addition, during the three months ended September 30, 2006, inventory provisions of $0.5 million were recorded as a charge to research and development due to changes in prototype specifications, which resulted in inventory obsolescence.

INVESTMENTS

We have made strategic investments in other companies or partnerships that are developing technology with potential fuel cell product applications. Each of these investments is either accounted for by the equity method or carried at cost, depending on whether or not we have the ability to exercise significant influence over the company or partnership. We regularly review such investments and should circumstances indicate that an impairment of value has occurred that is other than temporary, we would record this impairment in the earnings of the current period. Given that these entities are in the development stage, there is significant judgment required in determining whether an impairment has occurred in the value of these investments that requires recognition.  During the three and nine month periods ended September 30, 2006 and 2005, no write-downs of our investments were recorded; however, as described above, we disposed of our investment in QuestAir for a loss of $0.6 million during the second quarter of 2006.

INTANGIBLE ASSETS AND GOODWILL

As a result of various acquisitions, we recorded a significant amount of intangible assets and goodwill on our balance sheet.  In accordance with Canadian GAAP, we do not amortize goodwill, and we amortize intangible assets over periods ranging from five to 15 years.  At least annually, we review the carrying value of our intangible assets and goodwill by segment for potential impairment.  Among other things, this review considers the fair value of the business based on discounted estimated cash flows.  If circumstances indicate that impairment in the value of these assets has occurred, we would record this impairment in the earnings of the current period.  During the three and nine-month periods ended September 30, 2005, we recorded a $6.2 million write-down of intangible assets associated with our electronic power converters.  No write-downs with regards to goodwill were recorded during the three and nine-months ended September 30, 2005.  During the three and nine month periods ended September 30, 2006, no write-downs of intangible assets or goodwill were recorded.

RESULTS OF OPERATIONS

Revenues for the three months ended September 30, 2006 were $14.1 million, a $2.1 million or 13% decrease over the same period in 2005.  Revenues for the nine months ended September 30, 2006 were $41.7 million, a $5.6 million or 16% increase over the comparative period in 2005.  Product revenues for the quarter declined 10%; however, normalizing for discontinued products (automotive systems and electronic power converters), our product sales this quarter, compared to the same quarter last year, were up $0.6 million, or 10%, driven by higher stack sales in the automotive, residential cogeneration and forklift markets.  For the nine months ended September 30, 2006, normalizing for the above discontinued products, product revenues improved $2.1 million, or 9%.

The following table provides a breakdown of our revenues for the reported periods:

	Three months ended September 30

	2006			2005

(Expressed in thousands of U.S. dollars)	Product and Service	Engineering Development	Total	Product and Service	Engineering Development	Total

Automotive	$4,106	$3,224	$7,330	$3,190	$8,496	$11,686
Power Generation	2,210	1,911	4,121	1,767	—	1,767
Material Products	2,606	—	2,606	2,674	—	2,674

	$8,922	$5,135	$14,057	$7,631	$8,496	$16,127

	Nine months ended September 30

	2006			2005

(Expressed in thousands of U.S. dollars)	Product and Service	Engineering Development	Total	Product and Service	Engineering Development	Total

Automotive	$12,590	$9,185	$21,775	$15,039	$8,496	$23,535
Power Generation	6,823	4,506	11,329	4,127	—	4,127
Material Products	8,581	—	8,581	8,404	—	8,404

	$27,994	$13,691	$41,685	$27,570	$8,496	$36,066

Automotive product and service revenues for the three months ended September 30, 2006 increased by $0.9 million, or 29%, from the comparative period in 2005.  Automotive service revenue increased $1.0 million for the third quarter of 2006 as a result of increased service revenue for our customer’s bus fleets in Europe.  Increases in automotive service revenues and increases in shipments of our next generation automotive fuel cells were partially offset by our 2005 sale of BPSAG, which recorded automotive systems product revenues of $0.6 million during the same period in 2005.

Automotive product and service revenues for the nine months ended September 30, 2006 decreased $2.4 million, or 16%, from the same period in 2005.  Automotive service revenue in this period increased $3.2 million, but was offset by our sale of BPSAG, which recorded automotive systems product revenues of $6.1 million during the same period in 2005.

Automotive engineering development revenue for the three and nine month periods ended September 30, 2006 of $3.2 million and $9.2 million, respectively, reflect a decrease of $5.3 million and an increase of $0.7 million, respectively.  The decrease in quarterly automotive engineering development revenues year over year and the increase for the nine-month period year over year reflect the planned timing of completion of work and timing of achievement of development milestones under our next generation automotive fuel cell and electric drive development programs for our customers, the related costs of which are included in research and development expenses.

Power Generation revenues for the three and nine month periods ended September 30, 2006 increased by $2.4 million, or 133%, and $7.2 million, or 175%, respectively, compared to the same periods in 2005, due primarily to engineering development revenues in 2006 under our next generation 1kW residential cogeneration fuel cell program.  This revenue reflects the percentage of completion of the development program for our customer, the related costs of which are included in research and development expenses.  Power Generation product and service revenues increased by $0.4 million, or 25%, and $2.7 million, or 65%, respectively for the three and nine month periods, compared to the prior year periods, as higher sales of our Mark 9 SSLTM and 1kW residential cogeneration fuel cells and higher non-recurring engineering service revenues were partly offset by a decline of $0.5 million and $1.3 million for the three and nine month periods, respectively, in sales of electronic power converters.

Material Products revenues for the three and nine month periods ended September 30, 2006 decreased by $0.1 million, or 3%, and increased by $0.2 million, or 2%, respectively, compared to the same periods in 2005, due primarily to fluctuations in vehicle production volumes by our main customer.

Cost of product and service revenues for the three months ended September 30, 2006 were $5.3 million, a decrease of $0.8 million or 13% compared to the same period in 2005.  Cost of product and service revenues for the nine months ended September 30, 2006 were $16.8 million, a decrease of $8.2 million or 33% compared to the same period last year.  The decrease quarter over prior year quarter primarily relates to cost reductions associated with our service activities along with reductions in our production cost for our residential cogeneration fuel cells, partly offset by lower reductions in our warranty liability in the current year.  For the nine months ended September 30, 2006, lower automotive systems product revenues were the primary driver in the lower cost of revenues compared to the same period in 2005.  Gross margins improved on product and service revenues for our Automotive and Material Product segments for the nine months ended September 30, 2006.

Cost of product and service revenues during the three and nine month periods ended September 30, 2006 were reduced by the reversal of accrued warranty liabilities of $1.2 million and $4.7 million, respectively, related to cost reductions, and contractual expirations for our automotive fuel cells.  For the three and nine month periods ended September 30, 2005, cost of product and service revenues included an accrued warranty liability reversal of $4.3 million and $10.0 million, respectively, due to contract expirations, improved lifetime expectancy and improved reliability for our automotive fuel cells.

Research and product development expenses for the three months ended September 30, 2006 were $16.7 million, a decrease of $2.8 million or 14%, compared to the same period in 2005.  Research and product development expenses for the nine months ended September 30, 2006 were $47.2 million, a decrease of $11.9 million or 20%, compared to the same period in 2005.  The principal driver of lower research and product development costs was our sale of BPSAG, which incurred $4.4 million and $16.2 million of research and development costs during the three and nine months ended September 30, 2005.  Offsetting the impact of the sale of BPSAG were increases in expenditures for our next generation automotive fuel cell during the three and nine months ended September 30, 2006, along with the effect of a stronger Canadian dollar, relative to the U.S. dollar, compared to the same periods in 2005.

Included in research and product development expenses for the three and nine month periods ended September 30, 2006, were costs of $8.1 million and $22.4 million, respectively, related to our achievement of predefined milestones for our customers under the current development programs for which we earned engineering development revenue.  Costs associated with the current development programs incurred during the three and nine month periods ended September 30, 2005 were $5.9 million and $15.8 million, respectively.

General and administrative expenses for the three months ended September 30, 2006 were $3.3 million, a decrease of $0.7 million or 18%, compared to the same period in 2005.  General and administrative expenses for the nine months ended September 30, 2006 were $10.7 million, a decrease of $2.3 million or 18% compared to the same period in 2005.  For the three months ended September 30, 2006, the decline in general and administrative expenses is primarily a result of our sale of BPSAG in the third quarter of 2005 along with a reduction in consulting costs.

The reduction for the nine months ended September 30, 2006 was impacted by the above items, and also by cost reduction initiatives that were implemented in late 2005.

Marketing and business development expenses for the three months ended September 30, 2006 were $2.1 million, a $0.1 million or 6% increase compared to the same period in 2005.  Marketing and business development expenses for the nine months ended September 30, 2006 were $6.3 million, a $0.2 million or 4% increase compared to the same period in 2005.  The increase reflects increased marketing support in Japan and Germany along with increased business development activities, partially offset by the sale of BPSAG.

Depreciation and amortization was $5.3 million for the three months ended September 30, 2006, a decrease of $1.6 million or 23% compared to the same period in 2005. Depreciation and amortization was $16.0 million for the nine months ended September 30, 2006, a decrease of $4.7 million or 23% compared to the same period in 2005.  Lower intangible asset balances in 2006, due to certain write-downs in the second half of 2005, resulted in lower depreciation and amortization during the current year quarters compared to the prior year.

Loss on disposal and write-down of long-live assets were nil for the three months ended September 30, 2006, compared to $7.4 million for the corresponding period in 2005.  Loss on disposal and write-down of long-lived assets were $1.5 million for the nine months ended September 30, 2006, compared to $7.7 million for the corresponding period in 2005.  The expense in 2006 is a result of a loss on disposal of our investment in QuestAir along with write-downs for obsolete and non-functioning capital assets.  The 2005 loss is driven by a $7.4 million write-down of long-lived assets associated with our electronic power converters.

Investment and other income was $2.7 million for the three months ended September 30, 2006, compared to $3.8 million for the corresponding period in 2005.  Investment and other income was $9.0 million for the nine months ended September 30, 2006, and 2005.

The following table provides a breakdown of our investment and other income and foreign exchange gain for the reported periods:

	Three months ended September 30		Nine months ended September 30

(Expressed in thousands of U.S. dollars)	2006	2005	2006	2005

Investment and other income	$2,845	$1,600	$7,493	$5,380
Foreign exchange gain (loss)	(121)	2,248	1,482	3,601

	$2,724	$3,848	$8,975	$8,981

Investment and other income, excluding foreign exchange gain (loss), was $2.8 million and $7.5 million for the three and nine month periods ended September 30, 2006, respectively, an increase of $1.2 million, or 78%, and $2.1 million, or 39%, compared to the same periods in 2005.  The improvement was a result of higher interest rates, partly offset by the effect of lower average cash balances.

Foreign exchange gains and losses are attributable to the effect of the changes in the value of the Canadian dollar, relative to the U.S. dollar, on our Canadian dollar-denominated net monetary assets over the respective periods.  The foreign exchange gains for the nine month period ended September 30, 2006 and three and nine month period ended September 30, 2005 resulted primarily from the strengthening of the Canadian dollar during the respective periods.  We hold Canadian dollar cash and short-term investments to reduce the foreign currency risk inherent in expenditures denominated in Canadian dollars.  Our foreign denominated cash and short-term investments do not qualify for hedge accounting and therefore foreign exchange gains and losses are recognized when they occur.

CASH FLOWS, LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS

Cash, cash equivalents and short-term investments were $208.2 million as at September 30, 2006, a decrease of $24.8 million from the end of 2005.  The decrease was driven by net losses (excluding non-cash items) of $20.7 million, working capital cash outflows of $4.9 million and capital expenditures of $5.2 million, partially offset by equity funding of $5.9 million.

For the three months ended September 30, 2006, working capital requirements resulted in cash outflows of $0.9 million compared to $13.0 million for the corresponding period in 2005.  In the third quarter of 2006, working capital outflows were a result of lower warranty liabilities of $1.6 million driven by warranty expenditures to service vehicles in the field and reversals of accrued warranty provisions (see discussion in cost of product and service revenues).  In addition, our inventories increased by $0.9 million due to increased purchases to support prototype production of our next generation automotive fuel cells.  These outflows were partially offset by higher deferred revenue of $1.7 million for cash received in advance from customers.  Working capital outflows during the third quarter of 2005 resulted from accounts receivable increases of $10.0 million due to the timing of engineering development revenue, changes in net current assets and liabilities held for sale of $2.8 million associated with the sale of BPSAG, and warranty expenditures and adjustments of $2.4 million, partially offset by increases in accounts payable and accrued liabilities and deferred revenue.

For the nine months ended September 30, 2006, working capital requirements resulted in cash outflows of $4.9 million compared to $23.0 million for the corresponding period in 2005.  In the first nine months of 2006, working capital outflows were driven by lower accrued warranty liabilities of $5.3 million arising from expenditures to service our automotive fuel cells, along with warranty adjustments.  Cash outflows from accounts payable and accrued liabilities of $4.1 million were primarily a result of payments of 2005 employee bonuses, reduction of taxes payable and the timing of expenditures.  Cash outflows related to inventory were $2.5 million and reflect prototype production purchases for our next generation automotive fuel cells.   The above working capital outflows were partially offset by lower accounts receivable balances of $4.4 million as a result of the amount and timing of collections of our engineering development revenues, and an increase in receipts for deferred revenue of $3.0 million.  Working capital outflows for the nine months ended September 30, 2005 were mainly a result of warranty expenditures and adjustments of $8.4 million, increased accounts receivable of $6.3 million due to the timing of engineering development revenue, higher inventory of $4.1 million due to raw material purchases and service requirements, lower accounts payable of $2.8 million as a result of bonus payments and reduced expenditures and higher working capital requirements of $1.2 million related to assets and liabilities held for sale.

Investing activities resulted in cash outflows of $6.5 million and $51.2 million for the three and nine month periods ended September 30, 2006, respectively, compared to cash inflows of $52.9 million and cash outflows of $42.6 million during the corresponding periods in 2005.  Changes in short-term investments resulted in cash outflows of $4.0 million and $46.1 million for the three and nine month periods ended September 30, 2006.  Cash equivalents and short-term investment balances changed as we made investment decisions with regards to the term of investments in response to changes in yield curves in order to maximize our investment returns.  Capital spending of $2.2 million and $5.2 million for the three and nine month periods ended September 30, 2006, respectively, was primarily for manufacturing, test and computer equipment.  Capital spending of $2.0 million and $3.5 million for the three and nine month periods ended September 30, 2005, respectively, was primarily for lab, test and computer equipment.  During the second quarter of 2006, we sold our investment in QuestAir for proceeds of $3.3 million.  During the nine months ended September 30, 2006, net cash outflows of $3.3 million related to an additional investment in EBARA Ballard Corporation (“EBARA BALLARD”) offset by licensing cash receipts from EBARA BALLARD.  We also made an additional investment of $0.8 million in Chrysalix Energy Limited Partnership in accordance with previous agreed to funding commitments.

Financing activities resulted in cash inflows of $5.9 for the three and nine month periods ended September 30, 2006, compared to $7.0 million and $51.9 million in the corresponding periods in 2005.  Financing activities for 2006 relate to equity funding received from EBARA.  The 2005 activities reflect equity funding received from DaimlerChrysler AG (“DaimlerChrysler”) and Ford Motor Company (“Ford”) and EBARA and $1.2 million of funds received from ALSTOM Canada Inc. to release restricted shares owned by them.

As at October 13, 2006, we had 114,212,575 common shares, one Class A share and one Class B share issued and outstanding. Also at that date, we had stock options to purchase 5,999,825 of our common shares outstanding.

LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2006, we had cash, cash equivalents and short-term investments totaling $208.2 million.  We will use our funds to meet net funding requirements for the development and commercialization of products in our target markets. This includes research and product development for fuel cell products, carbon fiber products and electric drive systems, the purchase of equipment for our manufacturing and testing facilities, the further development of low-cost manufacturing processes and business systems, and the development of our product distribution and service capabilities.

At this stage of our development, we expect to record losses for at least the next several years as we continue to make significant investments in research and development necessary to commercialize our products.  Also, because of a number of factors such as lack of data from established markets and product market trends, we are not able to accurately and reliably determine the timing of achieving positive cash flows.  Moreover, several of the key factors that influence such determinations are not under our control, including: timing and quantity of products our customers bring to market; market acceptance of such products; the extent of government support or regulation for the adoption of fuel cell technologies; and development of the hydrogen infrastructure required to support our products.

Our financial strategy is to manage our cash resources with strong fiscal discipline; focus on markets where development funding (engineering development revenue) is available to support product development activities; license technologies in cases where it is advantageous to us; and access available government funding for research and development projects.  In addition, we will likely need to access additional funding, depending on the timing and impact on cash requirements of the various factors noted above.  This may include financing from public equity markets or strategic investors.  Our current financing principle is to maintain cash balances sufficient to fund at least six quarters of operating cash consumption at all times.

Our actual funding requirements will vary based on outcomes of the various factors noted above; our relationships with our strategic partners; our success in developing new relationships with customers; our success in generating revenue growth from near-term product opportunities, such as the Japanese residential cogeneration, materials handling and back-up power markets; our working capital requirements; foreign exchange fluctuations; and the progress and results of our research, development and demonstration programs.

Our operating cash consumption (see Non-GAAP Measures) for the three and nine month periods ended September 30, 2006 was $10.6 million and $30.8 million.  For the same periods in 2005, operating cash consumption was $24.4 million (of which $8.2 million related to BPSAG) and $77.6 million (of which $19.1 million related to BPSAG), respectively.  We continue to expect our operating cash consumption for 2006 to be in the range of $50 to 65 million.  However, as previously noted, based on our improved operating performance, we now expect that our operating cash consumption for 2006 will be in the lower end of the range.

We expect overall revenues for 2006 to increase to between $55 and $65 million compared to $53.7 million in 2005.  Engineering development revenue for the next generation automotive fuel cell and electric drive programs is expected to improve overall in 2006 as our programs advance and we continue to meet our customer milestones.  In addition, we expect to see increased engineering development revenue from our next generation 1kW residential cogeneration fuel cell program.  Automotive product and service revenues for 2006 are expected in total to be comparable to 2005.  For Power Generation, increased sales of our 1kW residential cogeneration fuel cells and Mark9 SSL™ fuel cells will be partially offset by lower sales of our electronic power converters.  Material Product revenues in 2006 are also expected to be comparable to those of 2005.

DaimlerChrysler and Ford have jointly signed development agreements with us under which activities commenced in 2005.  The joint development agreements will provide us with future development funding of up to $36 million, which we record as engineering development revenue.  We will receive future funding of up to $27 million for the development of the next generation automotive fuel cell subject to the completion of work and achievement of technical milestones and up to $9 million for the development of the next generation fuel cell electric drive, subject to our completion of work.  This is in addition to product revenues expected from these programs.  Associated with these next generation programs, to date we have recorded engineering development revenue of $10 million for the automotive fuel cell and $13 million for the electric drive programs.

Since 2005, we have recorded $6.4 million of engineering development revenue from EBARA BALLARD.  Through our agreement with EBARA and EBARA BALLARD, we will receive $12 million in future engineering development revenue through to 2008 for the development of our next generation 1kW residential cogeneration fuel cell product, subject to the completion of the work pursuant to technical milestones under the development program.  In addition, we will receive future license fees of $10.6 million net of taxes between 2007 and 2008.  We will use the proceeds from these license fees and the equity investments in us from EBARA to make $16.8 million in equity contributions to EBARA BALLARD between 2007 and 2008.  The equity contributions represent our proportionate share of EBARA BALLARD’s funding requirements to support its development costs for the next generation 1kW residential cogeneration fuel cell system.

We believe that our cash, cash equivalents and short-term investments are sufficient to meet our planned growth and development activities through approximately the end of 2009.

OFF-BALANCE SHEET ARRANGEMENTS & CONTRACTUAL OBLIGATIONS

We did not have any material obligations, or any obligations likely to become material, under guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments or non-consolidated variable interests that impact our liquidity, capital resources, market risk or credit risk.  Periodically, we use forward foreign exchange contracts to manage our exposure to currency rate fluctuations.  We record these derivatives at their fair value as either assets or liabilities on our balance sheet.  Any changes in fair value are recorded in our net loss.  As at September 30, 2006, no material forward foreign exchange contracts were outstanding.

As at September 30, 2006, there were no significant changes in our contractual obligations and commercial commitments from those reported in our “Management’s Discussion and Analysis” for the year ended December 31, 2005.

RELATED PARTY TRANSACTIONS

Related parties include shareholders with a significant ownership interest in us, together with their subsidiaries and affiliates, and our equity-accounted investees. The prices and terms of sale and purchase transactions with related parties are in accordance with normal trade practices. Related parties include DaimlerChrysler, Ford, and EBARA BALLARD. We earn revenues from related parties from the sale of products and related services and from engineering development revenues. We also purchase supplies and services from related parties, which are used in the production of our fuel cell and related products. We provide funding to related parties for the purposes of conducting research and development on our behalf.  We have in the past purchased intellectual property and obtained from and granted licenses to related parties.

Related party transactions for the periods indicated are as follows:

	Three months ended September 30		Nine months ended September 30

(Expressed in thousands of U.S. dollars)	2006	2005	2006	2005

Revenues from products and service, and engineering development	$9,471	$11,383	$26,240	$20,735
Purchases	$129	$254	$734	$669
Contract research and development expenditures	$—	$55	$—	$268

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table provides summary financial data for our last eight quarters:

	Quarter ended

(Expressed in thousands of U.S. dollars, except per share amounts)	Sep 30 2006	Jun 30 2006	Mar 31 2006	Dec 31 2005

Product and service revenues	$8,922	$10,791	$8,281	$10,629
Engineering development revenue	5,135	4,301	4,255	7,038

Total revenue	$14,057	$15,092	$12,536	$17,667
Net loss	$(17,857)	$(17,348)	$(17,184)	$(16,146)
Net loss per share	$(0.16)	$(0.15)	$(0.15)	$(0.14)
Weighted average common shares outstanding (000s)	113,289	113,187	112,861	112,725

	Sep 30 2005	Jun 30 2005	Mar 31 2005	Dec 31 2004

Product and service revenues	$7,631	$8,951	$10,988	$19,249
Engineering development revenue	8,496	—	—	1,285

Total revenue	$16,127	$8,951	$10,988	$20,534
Net loss	$(8,893)	$(29,498)	$(32,446)	$(55,108)
Net loss per share	$(0.07)	$(0.24)	$(0.26)	$(0.46)
Weighted average common shares outstanding (000s)	119,779	123,678	122,732	118,694

Summary of Quarterly Results:  There are no significant seasonal variations in our quarterly results. Variations in our net loss for the above periods are affected primarily by the following factors:

•

Product and service revenues: Increased product and service revenues in the fourth quarter of 2004 were a result of product deliveries related to our fuel cell bus program in China, and higher shipments of our previous generation automotive fuel cells, which reflect the timing of our customers’ fuel cell vehicle deployments.  As a result of our sale of BPSAG, there were no automotive systems revenues subsequent to the third quarter of 2005.  Service activities related mainly to our fuel cell bus programs have increased from the fourth quarter of 2005 through 2006.

•

Engineering development revenue: Variations in engineering development revenue reflect the timing of customer development programs and milestone achievements under those programs.  Lower engineering development revenue negatively impacted the first and second quarters of 2005, due to the completion of the previous generation automotive fuel cell development program.  The commencement of revenues under our next generation automotive fuel cell and electric drive programs was reflected in the increase in engineering development revenue from the third quarter of 2005 onwards. Starting in the fourth quarter of 2005 through 2006, revenues also commenced from our 1kW residential cogeneration fuel cell development program.

•	Gain (loss) on assets held for sale: The net loss for the third quarter of 2005 was significantly impacted by a $17.8 million gain on assets held for sale in connection with the sale of BPSAG.

•

Loss on disposal and write-down of long-lived assets:  The third quarter of 2005 and the fourth quarter of 2004 included write-downs of $7.4 million and $13.2 million, respectively, for capital assets and intellectual property associated with our electronic power converters. The net loss for the fourth quarter of 2004 and the second quarter of 2006 reflects a write-down in carrying value of $2.5 million and a loss on disposal of $0.6 million, respectively, related to QuestAir.

•

Operating expenditures:  For each of the past four quarters, quarterly operating expenditures decreased relative to the corresponding periods in prior years.  The sale of BPSAG in the third quarter of 2005 resulted in lower operating expenditures in subsequent quarters.  In addition, the benefits of cost reduction initiatives contributed to the decreasing operating expense quarter over prior year quarter.

•	Depreciation and amortization: Depreciation and amortization has declined year over year because of write-downs of intellectual property in December 2004 and September 2005.

RISKS & UNCERTAINTIES

Risks and uncertainties related to economic and industry factors are described in detail in our 2006 Annual Information Form and remain substantially unchanged.

DISCLOSURE CONTROLS AND CHANGES TO INTERNAL CONTROLS

As at September 30, 2006, no changes have occurred since the prior quarter to our disclosure controls or to our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

NON-GAAP MEASURES

We use certain non-GAAP measures to assist in assessing our financial performance.  Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.  A description of operating cash consumption and normalized net loss, non-GAAP measures, and a reconciliation to financial statement line items for the periods indicated are as follows:

Operating cash consumption measures the amount of cash required to fund the operating activities of our business and excludes financing and investing activities except for additions to property, plant and equipment.

	Three months ended September 30		Nine months ended September 30
(Expressed in thousands of U.S. dollars) Operating cash consumption
	2006	2005	2006	2005

Cash used by operations	$(8,332)	$(22,398)	$(25,622)	$(74,111)
Additions to property, plant and equipment	(2,243)	(2,010)	(5,191)	(3,454)

Operating cash consumption	$(10,575)	$(24,408)	$(30,813)	$(77,565)

Normalized net loss measures our net loss after excluding items that are unusual in nature or do not reflect the normal operating activity of the business.  The gain on assets held for sale is not part of our core activities, and is expected to occur infrequently.  We do not consider foreign exchange gains and losses and loss on disposal and write-down of long-lived assets as part of the core operating activity of the business and therefore have removed these in the normalized net loss.

	Three months ended September 30		Nine months ended September 30
(Expressed in thousands of U.S. dollars) Normalized Net Loss
	2006	2005	2006	2005

Reported net loss	$(17,857)	$(8,893)	$(52,389)	$(70,837)
Foreign exchange (gains) losses	121	(2,248)	(1,482)	(3,601)
Loss on disposal and write-down of long-lived assets	—	7,405	1,468	7,717
Gain on assets held for sale	—	(17,781)	—	(17,781)

Normalized net loss	$(17,736)	$(21,517)	$(52,403)	$(84,502)

Normalized net loss per share	$(0.16)	$(0.18)	$(0.46)	$(0.69)